Exhibit 21.1
Subsidiaries of AbCellera Biologics Inc.*

Name	Jurisdiction of Incorporation or Organization
AbCellera Australia Pty Ltd.	Australia
AbCellera Boston Inc.	New York
AbCellera Properties LP.	Canada
AbCellera Properties Columbia LP.	Canada
AbCellera Properties Evans LP.	Canada
AbCellera US Holdings Inc.	Delaware
Biologiques AbCellera Quebec Inc.	Canada
Lineage Biosciences Inc.	Delaware
Trianni Inc.	Delaware

*	Includes subsidiaries that do not fall under the definition of “significant subsidiary” as defined under Rule 1-02(w) of Regulation S-X.